EXCHEQUER

**A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE
ANNUITY CONTRACT**
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account A1

Supplement dated April 29, 2005, to the Prospectus dated May 1, 1998

This supplement updates certain information contained in your May 1, 1998, prospectus, as amended on May 19, 1998, October 26, 1998, November 16, 1998, October 22, 1999, April 5, 2004, May 5, 2004, and January 20, 2005. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING FUND ADDITIONS

Effective April 29, 2005, the following funds will be added as available subaccounts through your Contract:

- ING Evergreen Omega Portfolio (Class I)
- ING FMR^{SM} Earnings Growth Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Pioneer Fund Portfolio (Class S)
- ING UBS U.S. Allocation Portfolio (Class S)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
- ING VP High Yield Bond Portfolio (Class I)

More information about these new funds is contained in the tables below.

Fund Fees and Charges.[1] The following table shows the investment advisory fees and other expenses charged annually by each fund available through your Contract, including the new funds listed above. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. The following figures are a percentage of the average net assets of each fund as of December 31, 2004.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AIM V.I. Core Stock Fund (Series I) [2, 3]	0.75%	--	0.46%	1.21%	0.06%	1.15%
AIM V.I. Government Securities Fund (Series I) [2, 4]	0.47%	--	0.40%	0.87%	--	0.87%
AIM V.I. High Yield Fund (Series I) [2]	0.62%	--	0.42%	1.04%	--	1.04%
AIM V.I. Total Return Fund (Series I) [2, 5]	0.75%	--	1.08%	1.83%	0.53%	1.30%
AIM V.I. Utilities Fund (Series I) [2]	0.60%	--	0.41%	1.01%	--	1.01%
Alger American Growth Portfolio (Class O)	0.75%	--	0.10%	0.85%	--	0.85%
Alger American Leveraged AllCap Portfolio (Class O)	0.85%	--	0.12%	0.97%	--	0.97%
Alger American MidCap Growth Portfolio (Class O)	0.80%	--	0.12%	0.92%	--	0.92%
Fidelity® VIP *Asset Manager*SM Portfolio (Initial Class)	0.53%	--	0.12%	0.65%	--	0.65%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.10%	0.68%	--	0.68%
Fidelity® VIP Overseas Portfolio (Initial Class)	0.72%	--	0.19%	0.91%	--	0.91%
ING Evergreen Omega Portfolio (Class I) [6]	0.60%	--	--	0.60%	--	0.60%
ING FMRSM Earnings Growth Portfolio (Class I) [7, 8]	0.62%	--	0.15%	0.77%	0.02%	0.75%
ING JP Morgan Small Cap Equity Portfolio (Class I) [9, 10, 11]	0.90%	--	--	0.90%	0.03%	0.87%
ING Liquid Assets Portfolio (Class I) [12]	0.27%	--	0.02%	0.29%	--	0.29%
ING Mercury Focus Value Portfolio (Class I) [11, 12]	0.80%	--	--	0.80%	0.05%	0.75%
ING MFS Utilities Portfolio (Class S) [13, 14]	0.60%	--	0.40%	1.00%	--	1.00%
ING Pioneer Fund Portfolio (Class S) [15]	0.75%	--	0.26%	1.01%	--	1.01%
ING Stock Index Portfolio (Class I) [12]	0.27%	--	--	0.27%	--	0.27%
ING UBS U.S. Allocation Portfolio (Class S) [16, 17]	0.75%	--	0.26%	1.01%	0.02%	0.99%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [18]	0.64%	--	0.02%	0.66%	--	0.66%
ING VP High Yield Bond Portfolio (Class I) [19, 20]	0.63%	--	0.25%	0.88%	0.07%	0.81%
Neuberger Berman AMT Growth Portfolio (Class I) [21]	0.85%	--	0.11%	0.96%	--	0.96%
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I) [21]	0.65%	--	0.08%	0.73%	--	0.73%
Van Eck Worldwide Emerging Markets Fund [22]	1.00%	--	0.39%	1.39%	--	1.39%
Van Eck Worldwide Hard Assets Fund	1.00%	--	0.20%	1.20%	--	1.20%

[1] Each Fund deducts management fees from the amounts allocated to the Funds. In addition, each Fund deducts other expenses which may include service fees which are used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the Fund. Furthermore, certain Funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. **For a more complete description of the Funds' fees and expenses, review each Fund's prospectus.**

The Company, or its U.S. affiliates, receives from each of the Funds or the Funds' affiliates varying levels and types of revenue with respect to each of the Funds available through the contract. In terms of the total dollar amounts received, the greatest amount of revenue comes from assets allocated to Funds managed by ING Investments, LLC or other Company affiliates, which Funds may or may not also be subadvised by another Company affiliate. Assets allocated to Funds managed by a Company affiliate, Directed Services, Inc., for example, but which are subadvised by unaffiliated third parties generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated Funds generate the least amount of revenue.

Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in Funds advised by Company affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

[2] The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items as discussed in the fund's prospectus) of Series I shares to 1.30% of average daily net assets for each series portfolio of AIM Variable Insurance Funds except for AIM V.I. High Yield Fund and to 1.05% of average daily net assets for AIM V.I. High Yield Fund. The expense limitation agreements are in effect through April 30, 2006. Please refer to the fund's prospectus for more detailed information.

[3] Effective January 1, 2005 through December 31, 2009, the Fund's advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement. (See "Fund Management-Advisor Compensation" in the Fund's prospectus.)

[4] Other Expenses includes interest expense of 0.09%.

[5] Effective January 1, 2005 through June 30, 2006, the Fund's advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement. (See "Fund Management-Advisor Compensation" in the Fund's prospectus.)

[6] The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for this Portfolio are based on estimated amounts as Class I shares had not commenced operations as of December 31, 2004, and Class S had not had a full year of operations as of December 31, 2004. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

[7] The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for the Portfolio are estimated as it had not commenced operations as of December 31, 2004. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for the Portfolio. Other Expenses for the Portfolio are estimated because it did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

[8] Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to ING FMR Earnings Growth under which it will limit expenses of the Portfolio, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of the Portfolio's expenses that is proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[9] The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. Because the Class I shares for the Portfolio had not commenced operations as of December 31, 2004, expenses are based on the Portfolio's actual operating expenses for Class S shares, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI), as adviser to the Portfolio, has agreed. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

10   A portion of the brokerage commissions that the ING JP Morgan Small Cap Equity pays is used to reduce the Portfolio's expenses. Including those reductions, the Total Annual Fund Operating Expenses for the Portfolio for the year ended December 31, 2004 would have been 0.87%. This arrangement may be discontinued at any time.

11   Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for each Portfolio would equal 0.03% for ING JP Morgan Small Cap Equity Portfolio; and 0.05% for ING Mercury Focus Value Portfolio. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

12   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for Class I shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which DSI, as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

13   The amounts shown are estimated operating expenses for Class S shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for the Portfolio are estimated as it had not commenced operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for this Portfolio. Other Expenses for the Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

14   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to the Portfolio under which it will limit expenses of the Portfolio, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of the Portfolio's expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

15   The amounts shown are estimated operating expenses for Class S shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for the Portfolio are estimated as they had not commenced operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses. Other Expenses for the Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

16   The amounts shown are estimated operating expenses for Class S shares of the Portfolio as a ratio of expenses to average daily net assets based on the Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to the Portfolio, has agreed for the Portfolio for the current fiscal year. Other Expenses for the Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

17   Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for the Portfolio would equal 0.02% for ING UBS U.S. Allocation Portfolio. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

18   Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect an increase/decrease as follows: from 0.20% to 0.02% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio.

19   The amounts shown are the estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. These estimates are based on the Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to the Portfolio, has agreed for the Portfolio for the current fiscal year.

[20] ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of the Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. For the Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[21] Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2008 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Growth and Limited Maturity Bond Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Growth and Limited Bond Portfolio's average daily net asset value. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

[22] Net effect of expense waivers, brokerage arrangements and custodian fee arrangements to average net assets for the period ended December 31, 2004 was 0.03% for the Van Eck Worldwide Emerging Markets Fund. Including these expense waivers and arrangements, the "Total Net Annual Fund Expenses" for the fund would have been 1.36%.

Fund Investment Advisers and Investment Objectives. The following information lists the investment advisers and subadvisers and information regarding the investment objectives of the funds available through your Contract, including the new funds referenced above. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/Subadviser	Investment Objective
AIM V.I. Core Stock Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc. **Subadviser:** INVESCO Institutional (N.A.), Inc.	Seeks to provide a high total return.
AIM V.I. Government Securities Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc.	Seeks to achieve a high level of current income.
AIM V.I. High Yield Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc.	Seeks to achieve a high level of current income.
AIM V.I. Total Return Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc. **Subadviser:** INVESCO Institutional (N.A.), Inc.	Seeks to provide high total return.
AIM V.I. Utilities Fund (Series I)	**Investment Adviser:** A I M Advisors, Inc.	Seeks capital growth and current income.

Fund Name	Investment Adviser/Subadviser	Investment Objective
Alger American Growth Portfolio (Class O)	**Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Leveraged AllCap Portfolio (Class O)	**Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio (Class O)	**Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Fidelity® VIP *Asset Manager*^{SM} Portfolio (Initial Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; Fidelity Investments Money Management, Inc.; FMR Co., Inc.	Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments.
Fidelity® VIP Growth Portfolio (Initial Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadviser:** FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP Overseas Portfolio (Initial Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital.
ING Evergreen Omega Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Earnings Growth Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Fidelity Management & Research Co.	Seeks growth of capital over the long term.
ING JP Morgan Small Cap Equity Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Liquid Assets Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING Mercury Focus Value Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Mercury Advisors	Seeks long-term growth of capital.
ING MFS Utilities Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks capital growth and current income.
ING Pioneer Fund Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Stock Index Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks total return.
ING UBS U.S. Allocation Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING VP High Yield Bond Portfolio (Class I)	**Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide investors with a high level of current income and total return.
Neuberger Berman AMT Growth Portfolio (Class I)	**Investment Adviser:** Neuberger Berman Management Inc. **Subadviser:** Neuberger Berman, LLC	Seeks growth of capital.
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I)	**Investment Adviser:** Neuberger Berman Management Inc. **Subadviser:** Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.
Van Eck Worldwide Emerging Markets Fund	**Investment Adviser:** Van Eck Associates Corporation	Seeks long-term capital appreciation.
Van Eck Worldwide Hard Assets Fund	**Investment Adviser:** Van Eck Associates Corporation	Seeks long-term capital appreciation